Exhibit 99.2

Financial Report for the Three Months and Nine Months Ended September 30, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operation

          The following is a discussion of our financial condition and results of operations for the three and nine month periods ended September 30, 2012 and 2011. Unless otherwise specified herein, references to “GasLog”, the “Company”, the “Group”, “we”, “our” or “us” shall include GasLog Ltd. and its subsidiaries. You should read this section in conjunction with our unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operation, please see our Prospectus filed with the SEC on April 2, 2012. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. See also discussion in the section entitled “Forward-Looking Statements” below.

Forward-Looking Statements

          The disclosure and analysis set forth in this report includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.

          We caution that these and other forward-looking statements included in this report represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. Many of the forward-looking statements included in this report are based on our assumptions about factors that are beyond our ability to control or predict. Assumptions, expectations, projections, intentions and beliefs about future events may, and often do, vary from actual results and these differences can be material. As a result, the forward-looking events discussed in this report might not occur and our actual results may differ materially from those anticipated in the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

          We undertake no obligation to update or revise any forward-looking statements contained in this report, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

Recent Developments

Dividend declaration

          On November 20, 2012, the Board of Directors declared a quarterly cash dividend of $0.11 per common share payable on December 17, 2012 to stockholders of record as of December 3, 2012. The declaration and payment of dividends is at all times subject to the discretion of the Board and will depend on, among other things, our earnings, financial condition, cash requirements and availability, restrictions in our credit facilities and the provisions of Bermuda law and such other factors as the Board may deem advisable.

Fleet Update

          The two fully owned ships delivered to us in 2010, the GasLog Savannah and the GasLog Singapore, currently on multi-year charters to a subsidiary of BG Group Plc (“BG Group”), continued to operate without any off-hire during the quarter ended September 30, 2012, thereby achieving full utilization for the period.

          As of September 30, 2012, the eight ships under construction at Samsung Heavy Industries, with delivery planned for various dates between 2013 and 2015, were on schedule and within budget.

Overview

          We are an international owner, operator and manager of liquefied natural gas (“LNG”) carriers. Our owned fleet consists of 10 wholly-owned LNG carriers, including two ships delivered to us in 2010 and eight LNG carriers on order to be constructed. We currently manage and operate 14 LNG carriers, and we are supervising the construction of our eight newbuilding ships. We have secured multi-year time charter contracts for the two ships delivered to us in 2010 and six of our newbuilding ships on order that from September 30, 2012 will provide total contracted revenue of $1.19 billion during their initial terms, which expire between 2015 and 2021.

          In addition to our committed order book, we have options to purchase two additional LNG carriers from Samsung Heavy Industries that expire in 2012, and we have a 25% interest in an additional ship, the Methane Nile Eagle, a 2007-built LNG carrier owned by Egypt LNG Shipping Ltd. (“Egypt LNG”) and technically managed by us that is currently operating under a 20-year time charter to a subsidiary of BG Group. The information about our owned fleet presented in this report does not include our ownership interest in the Methane Nile Eagle. We manage our business and analyze and report our results of operations on the basis of two segments: vessel ownership and vessel management. Our vessel ownership segment generates revenues by chartering our ships to customers on multi-year time charters. Our vessel management segment, the operations of which are carried out through our wholly owned subsidiary GasLog LNG Services Ltd. (“GasLog LNG Services”), generates revenues by offering plan approval and construction supervision services in connection with newbuilding LNG carriers and providing technical ship management services, including crewing, training, maintenance, regulatory and classification compliance and health, safety, security and environmental (“HSSE”) management and reporting for our owned fleet as well as the ships in our managed fleet.

          We expect to continue to expand our staffing levels in the fourth quarter of 2012 as we prepare for the delivery of five additional vessels in 2013 and incur increased general and administrative expenses associated with being a public company. At the same time, since none of our newbuildings will be delivered before 2013, we expect our revenue for 2012 to increase only modestly over 2011. Accordingly, we expect that for 2012 our profit will be significantly lower than the $13.72 million recorded in 2011.

Results of Operations & Segment Performance

Three month period ended September 30, 2012 compared to the three month period ended September 30, 2011

	Three month period ended September 30, 2012

	Vessel Ownership	Vessel Management	Unallocated(1)	Eliminations	Total

	(in thousands of U.S. dollars)
Statement of income by segment
Revenues from external customers	$14,147	$2,788	$—	$—	$16,935
Inter-segment revenues	—	1,197	—	(1,197)	—

Total revenues	14,147	3,985	—	(1,197)	16,935

Vessel operating and supervision costs	(2,880)	(1,720)	—	971	(3,629)
Depreciation of fixed assets	(3,173)	(81)	(35)	—	(3,288)
General and administrative expenses	269	(1,495)	(1,713)	—	(2,938)

Profit/(loss) from operations	8,364	690	(1,748)	(226)	7,079

Financial costs	(2,874)	(14)	(5)	—	(2,893)
Financial income	56	—	425	—	481
Loss on interest rate swaps, net	(1,747)	—	—	—	(1,747)
Share of profit of associate	3	—	—	—	3

Profit/(loss) for the period	$3,802	$676	$(1,328)	$(226)	$2,924

(1)	Unallocated items consist of expenses of GasLog Ltd. related to corporate administrative functions and compensation paid to senior management.

	Three month period ended September 30, 2011

	Vessel Ownership	Vessel Management	Unallocated(1)	Eliminations	Total

	(in thousands of U.S. dollars)
Statement of income by segment
Revenues from external customers	$14,078	$1,840	$—	$—	$15,918
Inter-segment revenues	—	378	—	(378)	—

Total revenues	14,078	2,218	—	(378)	15,918

Vessel operating and supervision costs	(2,543)	(1,048)	—	521	(3,070)
Depreciation of fixed assets	(3,153)	(37)	(17)	—	(3,207)
General and administrative expenses	(167)	(1,086)	(1,721)	—	(2,975)

Profit/(loss) from operations	8,215	47	(1,738)	143	6,667

Financial costs	(2,250)	(10)	(3)	—	(2,262)
Financial income	8	4	—	—	12
Loss on interest rate swaps, net	(233)	—	—	—	(233)
Share of profit of associate	362	—	—	—	362
Gain on disposal of subsidiaries	—	—	25	—	25

Profit/(loss) for the period	$6,103	$42	$(1,716)	$143	$4,572

(1)	Unallocated items consist of expenses of GasLog Ltd. related to corporate administrative functions and compensation paid to senior management.

          During each of the three month periods ended September 30, 2012 and 2011, we had an average of 2.0 ships operating in our owned fleet and an average of 14.0 ships operating under our technical management (including our 2.0 owned ships). During the three month period ended September 30, 2012, we had an average of 5.0 owned ships under construction supervision, as compared to the three month period ended September 30, 2011 when we had 0.7 owned ships under construction supervision.

Revenues:

          Consolidated revenues increased by 6.41%, or $1.02 million, to $16.94 million during the three month period ended September 30, 2012, from $15.92 million during the three month period ended September 30, 2011. The increase is attributable to an increase in revenues in the vessel management segment from external customers of $0.95 million and an increase in revenues in the vessel ownership segment of $0.07 million.

          Vessel ownership segment: In our vessel ownership segment, revenues increased slightly by 0.50%, or $0.07 million, to $14.15 million during the three month period ended September 30, 2012, from $14.08 million during the three month period ended September 30, 2011.

          Vessel management segment: Revenues of GasLog LNG Services increased by 79.73%, or $1.77 million, to $3.99 million from $2.22 million, of which $2.79 million and $1.84 million was from external customers during the three month periods ended September 30, 2012 and 2011, respectively. The increase in revenue from external customers of $0.95 million is attributable to increased professional services and additional assignments. The increase of $0.82 million in inter-segment revenues is mainly attributable to an increase of $0.81 million in revenue from newbuilding supervision. Revenues from newbuilding supervision are eliminated on a Group basis. The newbuilding supervision program will be effective until 2015 when all of our Group newbuildings will be delivered.

Vessel Operating and Supervision Costs:

          Consolidated vessel operating and supervision costs increased by 18.24%, or $0.56 million, to $3.63 million during the three month period ended September 30, 2012, from $3.07 million during the three month period ended September 30, 2011. The increase is mainly attributable to an increase of $0.21 million in employee costs related to new employees, hired to fulfill new requirements from our existing customers and an increase of $0.34 million in technical maintenance and crew expenses in the vessel ownership segment.

          Vessel ownership segment: Vessel operating costs in this segment increased by 13.39%, or $0.34 million, to $2.88 million during the three month period ended September 30, 2012, from $2.54 million during the three month period ended September 30, 2011, primarily due to increased technical maintenance and crew expenses.

          Vessel management segment: Vessel operating and supervision costs of GasLog LNG Services increased by 63.81%, or $0.67 million, to $1.72 million during the three month period ended September 30, 2012, from $1.05 million during the three month period ended September 30, 2011, due to new employees hired to fulfill new requirements from our existing customers and due to an increase in the number of the owned ships under construction supervision, which amounts are eliminated in consolidation.

General and Administrative Expenses:

          Consolidated general and administrative expenses decreased slightly by 1.01%, or $0.03 million, to $2.94 million during the three month period ended September 30, 2012, from $2.97 million during the three month period ended September 30, 2011.

          Vessel ownership segment: General and administrative expenses in the segment decreased by $0.44 million, to an income of $0.27 million during the three month period ended September 30, 2012, from an expense of $0.17 million during the three month period ended September 30, 2011. The decrease is mainly due to a decrease of $0.13 million in legal fees due to the registration of the vessel-owning companies in the first nine months of 2011 and an increase of $0.27 million in income from foreign exchange gains.

          Vessel management segment: General and administrative expenses in the segment increased by 37.61%, or $0.41 million, to $1.50 million during the three month period ended September 30, 2012, from $1.09 million during the three month period ended September 30, 2011. The increase in general and administrative expenses is attributable to an increase of $0.23 million in personnel costs due to increased training and familiarization costs for the seamen that will join the newbuilding vessels upon delivery and due to new employees hired to fulfill new requirements from our existing customers and an increase of $0.41 million in other general and administrative expenses, partially offset by a decrease of $0.23 million in equity-settled compensation expense attributable to the segment, mainly due to the accelerated vesting of the outstanding subsidiary manager shares upon completion of our IPO.

          Unallocated: Unallocated general and administrative expenses did not change materially during the three month period ended September 30, 2012 compared to the three month period ended September 30, 2011.

Financial Costs:

          Consolidated financial costs increased by 27.88%, or $0.63 million, to $2.89 million during the three month period ended September 30, 2012, from $2.26 million during the three month period ended September 30, 2011. The increase is mainly attributable to the increase in financial costs of the vessel ownership segment.

          Vessel ownership segment: Financial costs in the segment increased by 27.56%, or $0.62 million, to $2.87 million during the three month period ended September 30, 2012, from $2.25 million during the three month period ended September 30, 2011, as a result of interest expense on the indebtedness used to finance the purchase of the GasLog Savannah and the GasLog Singapore. During the three month period ended September 30, 2012, we had an average of $265.73 million of outstanding indebtedness with a weighted average interest rate of 3.93%, and during the three month period ended September 30, 2011, we had an average of $293.15 million of outstanding indebtedness with a weighted average interest rate of 2.76%. The increase in average interest rate is due to the Group entering into an additional fixed interest rate swap agreement related to the GAS-one Ltd. facility in October 2011.

Financial Income:

          Consolidated financial income increased by $0.47 million, to $0.48 million during the three month period ended September 30, 2012, from $0.01 million during the three month period ended September 30, 2011. The increase is mainly attributable to increased interest income from fixed time deposits due to the increase in cash and cash equivalents and short-term investments following our IPO.

Loss on Interest Rate Swaps, Net:

          Consolidated loss on interest rate swaps, net increased by $1.52 million, to $1.75 million during the three month period ended September 30, 2012, from $0.23 million during the three month period ended September 30, 2011. The increase is attributable to the vessel ownership segment.

          Vessel ownership segment: In our vessel ownership segment, loss on interest rate swaps, net increased by $1.52 million, to $1.75 million during the three month period ended September 30, 2012, from $0.23 million during the three month period ended September 30, 2011. The increase is attributable to a $1.69 million loss from the mark-to-market valuation of six interest rate swaps signed in 2012 and carried at fair value through profit and loss, partially offset by the decrease of $0.17 million in loss relating to the ineffective portion of the changes in the fair value of all interest rate swaps designated as cash flow hedging instruments.

Share of Profit of Associate

          Our consolidated share of profits from our interest in Egypt LNG decreased by $0.36 million, to $0 million during the three month period ended September 30, 2012, from $0.36 million during the three month period ended September 30, 2011, mainly due to the scheduled drydocking of its vessel in the third quarter of 2012 which resulted in lower revenues associated with the off-hire days and increased repairs and maintenance normally undertaken during the dry-dock period.

Profit for the Period:

          Consolidated profit decreased by 36.11%, or $1.65 million, to $2.92 million for the three month period ended September 30, 2012, from $4.57 million for the three month period ended September 30, 2011 as a result of the aforementioned factors.

Nine month period ended September 30, 2012 compared to the nine month period ended September 30, 2011

	Nine month period ended September 30, 2012

	Vessel Ownership	Vessel Management	Unallocated(1)	Eliminations	Total

	(in thousands of U.S. dollars)
Statement of income by segment
Revenues from external customers	$42,133	$8,111	$—	$—	$50,244
Inter-segment revenues	—	3,319	—	(3,319)	—

Total revenues	42,133	11,430	—	(3,319)	50,244

Vessel operating and supervision costs	(7,718)	(5,398)	—	2,774	(10,343)
Depreciation of fixed assets	(9,445)	(232)	(97)	—	(9,773)
General and administrative expenses	(165)	(5,644)	(8,623)	—	(14,432)

Profit/(loss) from operations	24,805	156	(8,720)	(545)	15,697

Financial costs	(8,793)	(41)	(13)	—	(8,847)
Financial income	119	—	806	—	925
Loss on interest rate swaps, net	(6,993)	—	—	—	(6,993)
Share of profit of associate	761	—	—	—	761

Profit/(loss) for the period	$9,899	$115	$(7,926)	$(545)	$1,543

(1)	Unallocated items consist of expenses of GasLog Ltd. related to corporate administrative functions and compensation paid to senior management.

	Nine month period ended September 30, 2011

	Vessel Ownership	Vessel Management	Unallocated(1)	Eliminations	Total

	(in thousands of U.S. dollars)
Statement of income by segment
Revenues from external customers	$41,608	$7,067	$—	$—	$48,675
Inter-segment revenues	—	1,665	—	(1,665)	—

Total revenues	41,608	8,732	—	(1,665)	48,675

Vessel operating and supervision costs	(7,267)	(2,918)	—	1,004	(9,182)
Depreciation of fixed assets	(9,459)	(107)	(46)	—	(9,613)
General and administrative expenses	(1,038)	(4,413)	(5,082)	805	(9,729)

Profit/(loss) from operations	23,843	1,294	(5,128)	143	20,152

Financial costs	(6,914)	(28)	(6)	—	(6,948)
Financial income	33	8	—	—	41
Loss on interest rate swaps	(233)	—	—	—	(233)
Share of profit of associate	1,019	—	—	—	1,019
Gain on disposal of subsidiaries	—	—	25	—	25

Profit/(loss) for the period	$17,749	$1,274	$(5,110)	$143	$14,057

(1)	Unallocated items consist of expenses of GasLog Ltd. related to corporate administrative functions and compensation paid to senior management.

          During each of the nine month periods ended September 30, 2012 and 2011, we had an average of 2.0 ships operating in our owned fleet and an average of 14.0 ships operating under our technical management (including our 2.0 owned ships). During the nine month period ended September 30, 2012, we had an average of 4.2 owned ships under construction supervision, as compared to the nine month period ended September 30, 2011 when we had 0.2 owned ships under construction supervision.

Revenues:

          Consolidated revenues increased by 3.23%, or $1.57 million, to $50.24 million during the nine month period ended September 30, 2012, from $48.67 million during the nine month period ended September 30, 2011. The increase is mainly attributable to an increase in revenues in the vessel management segment from external customers of $1.04 million and an increase in revenues in the vessel ownership segment of $0.52 million.

          Vessel ownership segment: In our vessel ownership segment, revenues increased by 1.25%, or $0.52 million, to $42.13 million during the nine month period ended September 30, 2012, from $41.61 million during the nine month period ended September 30, 2011. The increase is due to the extension of the charter party agreements for the two owned ships in May 2011, which increased the amount of revenue recorded in each period on a straight-line basis. In addition there were two more operating days in the first nine months of 2012.

          Vessel management segment: Revenues of GasLog LNG Services increased by 30.93%, or $2.70 million, to $11.43 million, from $8.73 million, of which $8.11 million and $7.07 million was from external customers, during the nine month periods ended September 30, 2012 and 2011, respectively. The increase in revenue from external customers of $1.04 million is attributable to increased professional services and additional assignments, partially offset by a decrease due to the performance bonus we received from BG Group for the management of its ships in the first nine months of 2011. The increase of $1.66 million in inter-segment revenues is mainly attributable to an increase of $2.46 million in revenue from newbuilding supervision, partially offset by a decrease of $0.80 million in consultancy services fees charged to the vessel ownership segment since the consultancy services were terminated in June 2011. Revenues from newbuilding supervision and consultancy services are eliminated on a Group basis. The newbuilding supervision program will be effective until 2015 when all of our Group newbuildings will be delivered.

Vessel Operating and Supervision Costs:

          Consolidated vessel operating and supervision costs increased by 12.64%, or $1.16 million, to $10.34 million during the nine month period ended September 30, 2012, from $9.18 million during the nine month period ended September 30, 2011. The increase is mainly attributable to an increase of $0.67 million in employee costs related to new employees hired to fulfill new requirements from our existing customers and an increase of $0.45 million in the vessel ownership segment.

          Vessel ownership segment: Vessel operating costs in this segment increased by 6.19%, or $0.45 million, to $7.72 million during the nine month period ended September 30, 2012, from $7.27 million during the nine month period ended September 30, 2011, primarily due to increased technical maintenance and crew expenses.

          Vessel management segment: Vessel operating and supervision costs of GasLog LNG Services increased by 84.93%, or $2.48 million, to $5.40 million during the nine month period ended September 30, 2012, from $2.92 million during the nine month period ended September 30, 2011, due to new employees hired in order to fulfill new requirements from our existing customers during the first nine months of 2012 and due to an increase in the number of the owned ships under construction supervision, which amounts are eliminated in consolidation.

General and Administrative Expenses:

          Consolidated general and administrative expenses increased by 48.30%, or $4.70 million, to $14.43 million during the nine month period ended September 30, 2012, from $9.73 million during the nine month period ended September 30, 2011. The increase is mainly attributable to an increase in unallocated general and administrative expenses.

          Vessel ownership segment: General and administrative expenses in the segment decreased by 83.65%, or $0.87 million, to $0.17 million during the nine month period ended September 30, 2012, from $1.04 million during the nine month period ended September 30, 2011. The $1.04 million in general and administrative expenses allocated to the vessel ownership segment for the first nine months of 2011 included $0.80 million of fees paid by the vessel ownership segment to the vessel management segment in connection with consultancy services relating to newbuilding vessels under construction during 2011. These consultancy fees were recorded as revenue of the vessel management segment and eliminated on consolidation. The consultancy services agreement was terminated in June 2011. The decrease in general and administrative expenses of $0.87 million derives mainly from the aforementioned decrease in consultancy services fees and a decrease of $0.16 million in legal fees due to the registration expenses for the vessel-owning companies in the first nine months of 2011, partially offset by an increase of $0.13 million in foreign exchange losses.

          Vessel management segment: General and administrative expenses in the segment increased by 27.89%, or $1.23 million, to $5.64 million during the nine month period ended September 30, 2012, from $4.41 million during the nine month period ended September 30, 2011. The increase in general and administrative expenses is attributable to an increase of $0.23 million in equity-settled compensation expense attributable to the segment due to the accelerated vesting of the outstanding subsidiary manager shares upon completion of our IPO, an increase of $0.15 million in legal and professional fees, an increase of $0.43 million in payroll expenses due to increased training and familiarization costs for the seamen that will join the newbuilding vessels upon delivery and due to new hires in order to fulfill new requirements from our existing customers and an increase of $0.42 million in other general and administrative expenses during the first nine months of 2012 compared to the same period in 2011.

          Unallocated: Unallocated general and administrative expenses increased by 69.69%, or $3.54 million, to $8.62 million during the nine month period ended September 30, 2012, from $5.08 million during the nine month period ended September 30, 2011. The increase is attributable to (a) an increase of $1.16 million in personnel costs, mainly due to an increase in bonuses granted during the nine month period ended September 30, 2012, an increase in the number of employees and an increase in other personnel-related expenses related to the planned growth and the reporting and compliance requirements of being a public company, (b) $0.65 million in directors’ fees recognized during the first nine months of 2012, (c) an increase of $0.80 million in travel expenses, (d) an increase of $0.60 million in legal and professional fees, (e) an increase of $0.55 million in managers liability insurance and (f) a $0.04 million increase in other unallocated expenses. This increase in unallocated general and administrative expenses was partially offset by a $0.26 million decrease in equity-settled compensation expense.

Financial Costs:

          Consolidated financial costs increased by 27.34%, or $1.90 million, to $8.85 million during the nine month period ended September 30, 2012, from $6.95 million during the nine month period ended September 30, 2011. The increase is mainly attributable to the increase in financial costs of the vessel ownership segment.

          Vessel ownership segment: Financial costs in the segment increased by 27.21%, or $1.88 million, to $8.79 million during the nine month period ended September 30, 2012, from $6.91 million during the nine month period ended September 30, 2011, as a result of interest expense on the indebtedness used to finance the purchase of the GasLog Savannah and the GasLog Singapore. During the nine month period ended September 30, 2012, we had an average of $272.58 million of outstanding indebtedness with a weighted average interest rate of 3.95%, and during the nine month period ended September 30, 2011, we had an average of $300.21 million of outstanding indebtedness with a weighted average interest rate of 2.77%. The increase in average interest rate is due to the Group entering into an additional fixed interest rate swap agreement related to the GAS-one Ltd. facility in October 2011.

Financial Income:

          Consolidated financial income increased by $0.89 million, to $0.93 million during the nine month period ended September 30, 2012, from $0.04 million during the nine month period ended September 30, 2011. The increase is mainly attributable to increased interest income from fixed time deposits due to the increase in cash and cash equivalents and short-term investments following our IPO.

Loss on Interest Rate Swaps, Net:

          Consolidated loss on interest rate swaps, net increased by $6.76 million, to $6.99 million during the nine month period ended September 30, 2012, from $0.23 million during the nine month period ended September 30, 2011. The increase is attributable to the vessel ownership segment.

          Vessel ownership segment: In our vessel ownership segment, loss on interest rate swaps, net increased by $6.76 million, to $6.99 million during the nine month period ended September 30, 2012, from $0.23 million during the nine month period ended September 30, 2011. The increase is attributable to: (a) a $4.82 million loss from the mark-to-market valuation of six interest rate swaps signed in 2012 and carried at fair value through profit and loss, (b) $2.06 million loss recognized at the inception of four interest rate swaps signed in 2012 and designated as cash flow hedging instruments, partially offset by the decrease of $0.12 million in loss relating to the ineffective portion of the changes in the fair value of all interest rate swaps designated as cash flow hedging instruments.

Share of Profit of Associate

          Our consolidated share of profits from our interest in Egypt LNG decreased by 25.49%, or $0.26 million, to $0.76 million during the nine month period ended September 30, 2012, from $1.02 million during the nine month period ended September 30, 2011, mainly because of the scheduled drydocking of its vessel in the third quarter of 2012, which resulted in lower revenues associated with the off-hire days and increased repairs and maintenance normally undertaken during the dry-dock period.

Profit for the Period:

          Consolidated profit decreased by 89.05%, or $12.52 million, to $1.54 million for the nine month period ended September 30, 2012, from $14.06 million for the nine month period ended September 30, 2011 as a result of the aforementioned factors.

Customers

          Historically, we have derived nearly all of our revenues from one customer, BG Group. For the nine month period ended September 30, 2012, we received 97.4% of our revenues from BG Group, 1.2% of our revenues from Egypt LNG (an entity in which we have a 25% ownership interest), and 1.4% from another customer. For the nine month period ended September 30, 2011, we received 99% of our revenues from BG Group and 1% of our revenues from Egypt LNG. Royal Dutch Shell plc. (“Shell”) will become a customer upon delivery to us from the shipyard (scheduled for dates in 2013 and 2014) of the two newbuildings that will be chartered to one of its subsidiaries.

Seasonality

          Since our owned ships are employed under multi-year, fixed-rate charter arrangements, seasonal trends do not impact the revenues earned by our vessel ownership segment during the year. Seasonality also does not have a significant impact on revenues earned by our vessel management segment, as we provide technical ship management and ship construction supervision services under fixed-rate agreements.

          Additionally, our business is not subject to seasonal borrowing requirements.

Liquidity and Capital Resources

          Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity. Cash and cash equivalents are held primarily in U.S. dollars with approximately 34% held in euros as of September 30, 2012. We have not made use of derivative instruments other than for interest rate risk management purposes. Refer to Note 13 of our unaudited interim condensed financial statements for details on our interest rate swap arrangements.

          As of September 30, 2012, we had $26.74 million of cash and cash equivalents, of which $3.34 million was held in a retention account in connection with the next installment and interest payment due under the credit facility entered into by our subsidiary GAS-two Ltd. and $22.97 million was held in time deposits. Moreover, as of September 30, 2012, we had $211.80 million held in time deposits with an initial duration of more than three months but less than a year that have been classified as short-term investments.

          Our sources of funds have been contributions from our shareholders, proceeds from sales of our shares, operating cash flows and long-term bank borrowings. The net proceeds from our IPO and concurrent private placement completed on April 4, 2012, including the underwriting discount of $18.10 million and offering costs of $4.79 million, was $309.78 million. In February 2012, our pre-IPO shareholders made surplus capital contributions to us of $18.66 million to provide us with funding for installment payments on our newbuilding vessels.

          As of September 30, 2012, we had an aggregate of $262.56 million of indebtedness outstanding under two credit agreements, of which $24.73 million is repayable within one year. In addition, we have signed four loan agreements for $1.13 billion in the aggregate. Borrowings under these four facilities will be used to finance a portion of the contract prices of our eight new LNG carriers on order.

          Our primary liquidity needs are to fund our ship-operating expenses, finance the purchase and construction of our newbuilding ships and service our existing debt. The total contract price for our eight newbuilding ships on order is approximately $1.55 billion, of which $190.78 million has been paid as of September 30, 2012. The balance is payable under each shipbuilding contract in installments upon the attainment of certain specified milestones, with the largest portion of the purchase price for each ship coming due upon its delivery. We are scheduled to take delivery of the eight newbuilding ships on various dates in 2013, 2014 and 2015. As noted above, we have four unused loan facilities available to us aggregating $1.13 billion to finance a portion of the contract prices of our eight newbuildings. The balance of the total contract price will be funded by the proceeds from the IPO and concurrent private placement. We also have options to acquire two additional newbuilding LNG carriers, which options expire in 2012. In the event we decide to exercise these options, we expect to finance the costs with cash from operations and a combination of debt and equity financing.

Working Capital Position

          Taking into account generally expected market conditions, we anticipate that cash flow generated from operations will be sufficient to fund our operations, including our working capital requirements, and to make the required principal and interest payments on our indebtedness during the next 12 months.

          As of September 30, 2012, our current assets totaled $242.20 million while current liabilities totaled $38.21 million, resulting in a positive working capital position of $203.99 million.

Cash Flows

          Nine month period ended September 30, 2012 compared to the nine month period ended September 30, 2011

          The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

	Nine month period ended September 30,

	2011	2012

	(in thousands of U.S. dollars)
Net cash from operating activities	$22,146	$12,401
Net cash used in investing activities	(66,965)	(300,150)
Net cash from financing activities	36,325	295,021

          Net Cash From Operating Activities

          Net cash from operating activities decreased by 44.02%, or $9.75 million, to $12.40 million in the nine month period ended September 30, 2012, from $22.15 million during the nine month period ended September 30, 2011. The decrease of $9.75 million was due to an increase of $2.03 million in cash paid for interest, an increase of $7.23 million in payments for general and administrative expenses, operating expenses and inventories, an increase of $2.13 million in security collaterals and a decrease of $1.35 million in revenue collections, which items were partially offset by favorable changes in cash from ship management creditors amounting to $2.99 million.

          Net Cash Used in Investing Activities

          Net cash used in investing activities increased by $233.18 million, to $300.15 million in the nine month period ended September 30, 2012, from $66.97 million in the nine month period ended September 30, 2011. The increase is mainly attributable to $211.35 million placed in time deposits with initial durations of more than three months but less than a year, a $20.82 million increase in payments for the construction costs of newbuilding ships and a $0.57 million increase in payments for other tangible assets, a $0.50 million decrease in return of capital we received from Egypt LNG and also a decrease of $0.14 million of dividends we received from Egypt LNG partially offset by an increase of $0.14 million in interest income received.

          Net Cash From Financing Activities

          Net cash from financing activities increased by $258.70 million, to $295.02 million in the nine month period ended September 30, 2012, from $36.32 million in the nine month period ended September 30, 2011. The increase is mainly attributable to the proceeds from the completion of our IPO and concurrent private placement of $314.26 million, a $2.39 million decrease in scheduled bank loan repayments, and also a $0.77 million decrease in dividends paid to pre-IPO shareholders, partially offset by a $42.26 million decrease in capital contributions that we received from our pre-IPO shareholders, a $12.99 million increase in payments of loan issuance costs, and also a $3.47 million increase in payments of IPO costs.

Contracted Charter Revenues

          The following table summarizes GasLog’s contracted charter revenues and vessel utilization within the vessel ownership segment as of September 30, 2012.

	On and after October 1,		For the years

	2012		2013	2014	2015	2016 -2021	Total

	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)(2)(3)(4)(5)	14	(8)	133	215	211	622	1,195
Total contracted days(1)	184		1,742	2,831	2,768	7,945	15,470
Total available days(6)	184		1,742	2,832	3,532	19,303	27,593
Total unfixed days(7)	—		—	1	764	11,358	12,123
Percentage of total contracted days/total available days for the ten ships	100%		100%	99.96%	78.37%	41.16%	56.06%

(1)

Reflects time charter revenues and contracted days for the two LNG carriers delivered to us in 2010 and the six LNG carriers on order for which we have charter contracts. Calculations assume (i) that all the LNG carriers on order are delivered on schedule and (ii) 30 off-hire days when the ship undergoes scheduled drydocking.

(2)

Revenue calculations assume 365 revenue days per ship per annum, with 30 off-hire days when the ship undergoes scheduled drydocking. Two of our ships are scheduled to be drydocked in 2015, three are scheduled to be drydocked in 2018 and one is scheduled to be drydocked in 2019.

(3)

For time charters that include a fixed operating cost component subject to annual escalation, revenue calculations include that fixed annual escalation. No special adjustments are assumed under those time charter contracts.

(4)

For time charters that give the charterer the option to set the charter hire rate at prevailing market rates during an initial portion of the time charter’s term, revenue calculations assume that charterer does not elect such option. Revenue calculations for these charters include an estimate of the amount of the operating cost component and the management fee component.

(5)	Revenue calculations assume no exercise of any option to extend the terms of charters.
(6)	Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled drydocking.
(7)

Represents available days for two newbuildings for which no charter has been signed plus available days for other ships after the expiration of existing charters (assuming no exercise of any option to extend the terms of charters).

(8)	Contracted revenue for the full year ending December 31, 2012 is $56 million.

The table above provides information about our contracted charter revenues and ship utilization based on contracts in effect as of September 30, 2012 for the eight ships in our owned fleet for which we have secured time charters, including the contracts for six of our LNG carriers on order that are scheduled to be delivered on various dates in 2013 and 2014. Other than the assumptions reflected in the footnotes to the table, including our assumption that our eight newbuildings are delivered on schedule, the table does not reflect events occurring after September 30, 2012. The table reflects only our contracted charter revenues for the six ships in our owned fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters, nor does it include other revenues we may earn, such as revenues for technical management of customer-owned ships. In particular, the table does not reflect any time charter revenues for our two LNG carriers on order for which we have not yet secured time charter contracts or any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods at comparable charter hire rates. The entry into time charter contracts for the two remaining newbuildings on order or any additional ships we may acquire, or the exercise of options extending the terms of our existing charters, would result in an increase in the number of contracted days and the contracted revenues, a decrease in the number of unfixed days and an increase in the utilization rates for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time, and our results of operations and financial condition may be materially adversely affected. Please see the disclosure under the heading “Risk Factors” in our IPO prospectus. For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results, and readers are cautioned not to place undue reliance on this information. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

Credit Facilities

          Through our subsidiaries, we have entered into two credit facilities, each of which had amounts outstanding as of September 30, 2012. One of the credit facilities is secured by the GasLog Savannah and the other is secured by the GasLog Singapore. Both of the facilities are denominated in U.S. dollars. The following summarizes certain terms of the two facilities as of September 30, 2012:

Lender(s)	Subsidiary Party (Collateral Ship)	Outstanding Principal Amount	Interest Rate	Maturity	Remaining Payment Installments as of September 30, 2012

Danish Ship Finance A/S	GAS-one Ltd. (GasLog Savannah)	$148.72 million	LIBOR + applicable margin (1)	2020

31 consecutive quarterly installments, the first 3 in the amount of $2.81 million each and the remaining 28 in the amount of $2.06 million each, plus a balloon payment in the amount of $82.52 million due in May 2020

DnB Bank ASA, National Bank of Greece S.A. and UBS AG	GAS-two Ltd. (GasLog Singapore)	$113.84 million	LIBOR + applicable margin (1)	2014	6 consecutive quarterly installments, with a balloon payment of $92.60 million due in January 2014

(1) As of September 30, 2012, the applicable weighted average interest rate for the two loans, after giving effect to hedging, was 3.94%.

          In addition, through our subsidiaries, we have entered into four new loan agreements for an aggregate amount of $1.13 billion in connection with the financing of a portion of the contract prices on the delivery of our eight contracted newbuildings. Borrowings under these facilities will be drawn upon delivery of the ships, which is scheduled for various dates between 2013 and 2015, and will be secured by mortgages on the relevant ships. Each of the facilities is denominated in U.S. dollars. The following summarizes certain terms of the facilities:

Lender(s)	Subsidiary Parties (Collateral Ship)	Committed Amount	Expected Drawdown Date(s)	Interest Rate	Maturity	Payment Installment Schedule

DNB Bank ASA, London Branch, and the Export- Import Bank of Korea	GAS-three Ltd. and GAS-four Ltd. (Hull Numbers 1946 and 1947)	Up to $272.5 million	Q1 2013	LIBOR + applicable margin	2025

48 consecutive quarterly installments of $2.01 million under each tranche, with two balloon payments of up to $40 million each due under each tranche 12 years from delivery of the collateral ships; the lenders will have a put option giving them the right to request full repayment in 2018

Nordea Bank Finland Plc, London Branch, ABN AMRO Bank N.V. and Citibank International Plc, Greece Branch	GAS-five Ltd. and GAS-six Ltd. (Hull Numbers 2016 and 2017)	Up to $277 million	Q2 2013 and Q3 2013	LIBOR + applicable margin	2019

24 consecutive quarterly installments of $2.04 million under each tranche, with two balloon payments of $89.62 million each due under each tranche no later than the earlier of six years from delivery of the collateral ships or July 2019

Credit Suisse AG	GAS-seven Ltd. (Hull Number 2041)	Up to $144 million	Q4 2013	LIBOR + applicable margin	2020	28 consecutive quarterly installments of $2 million, with a balloon payment of $88 million due with the last installment

DnB Bank ASA, Commonwealth Bank of Australia, Danish Ship Finance A/S, ING Bank N.V. and Skandinaviska Enskilda Banken AB (publ)	GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd. (Hull Numbers 2042, 2043 and 2044)	Up to $435 million	Q1 2014, Q4 2014 and Q1 2015	LIBOR + applicable margin	2021 (first tranche) and 2022 (second and third tranches)

28 consecutive quarterly installments of $1.99 million, $2.03 million and $2.03 million, respectively, under each tranche, with balloon payments of $87.28 million, $89.16 million and $89.16 million, respectively, due with the last installment under each tranche

Significant Accounting Policies

          For a description of all of our significant accounting policies, see Note 2 of our annual audited consolidated financial statements included in our Prospectus filed on April 2, 2012.

GASLOG LTD.
INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of financial position
As of December 31, 2011 and September 30, 2012
(All amounts expressed in U.S. Dollars)

	Note	December 31, 2011	September 30, 2012

Assets
Non-current assets
Goodwill		9,511,140	9,511,140
Investment in associate		6,528,087	7,289,240
Deferred financing costs		14,289,327	21,850,352
Other non-current assets		871,769	3,845,765
Tangible fixed assets	3	438,902,029	430,150,396
Vessels under construction	3	109,069,864	196,072,310

Total non-current assets		579,172,216	668,719,203

Current assets
Trade and other receivables		2,682,820	2,192,364
Dividends receivable and due from related parties	8	1,273,796	391,916
Inventories		425,266	493,441
Prepayments and other current assets		3,365,697	588,390
Short-term investments	6	—	211,799,320
Cash and cash equivalents	5	20,092,909	26,736,619

Total current assets		27,840,488	242,202,050

Total assets		607,012,704	910,921,253

Equity and liabilities
Equity
Share capital	4	391,015	628,632
Contributed surplus		300,715,852	628,918,944
Reserves	11,13	1,744,417	(12,217,449)
Accumulated deficit		(12,437,763)	(10,894,832)

Equity attributable to owners of the Group		290,413,521	606,435,295

Current liabilities
Trade accounts payable		1,704,915	1,011,813
Ship management creditors	8	1,102,272	12,510
Amounts due to related parties	8	114,069	98,112
Derivative financial instruments	13	3,451,080	5,900,068
Other payables and accruals	10	18,541,023	7,186,825
Loans—current portion	7	24,276,813	23,999,339

Total current liabilities		49,190,172	38,208,667

Non-current liabilities
Derivative financial instruments	13	5,101,234	26,774,911
Loans—non-current portion	7	256,788,206	236,985,432
Other non-current liabilities		5,519,571	2,516,948

Total non-current liabilities		267,409,011	266,277,291

Total equity and liabilities		607,012,704	910,921,253

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of income
For the three months and nine months ended September 30, 2011 and 2012
(All amounts expressed in U.S. Dollars)

		For the three months ended		For the nine months ended
	Note	September 30, 2011	September 30, 2012	September 30, 2011	September 30, 2012

Revenues	14	15,918,352	16,935,004	48,674,885	50,244,406
Vessel operating and supervision costs		(3,069,622)	(3,629,299)	(9,181,577)	(10,342,516)
Depreciation of fixed assets	3	(3,206,858)	(3,288,480)	(9,612,638)	(9,773,311)
General and administrative expenses	9	(2,974,548)	(2,938,036)	(9,729,017)	(14,431,881)

Profit from operations		6,667,324	7,079,189	20,151,653	15,696,698

Financial costs		(2,262,006)	(2,892,817)	(6,947,506)	(8,846,897)
Financial income		12,265	481,265	41,170	925,124
Loss on interest rate swaps, net	13	(232,639)	(1,746,781)	(232,639)	(6,993,147)
Share of profit of associate		361,845	3,138	1,019,194	761,153
Gain on disposal of subsidiaries		24,786	—	24,786	—

Total other expense		(2,095,749)	(4,155,195)	(6,094,995)	(14,153,767)

Profit for the period		4,571,575	2,923,994	14,056,658	1,542,931

Attributable to:
Owners of the Group		4,571,575	2,923,994	14,373,631	1,542,931
Non-controlling interest		—	—	(316,973)	—

		4,571,575	2,923,994	14,056,658	1,542,931

Earnings per share – basic and diluted	15	0.12	0.05	0.37	0.03

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of comprehensive income
For the three months and nine months ended September 30, 2011 and 2012
(All amounts expressed in U.S. Dollars)

		For the three months ended		For the nine months ended
	Note	September 30, 2011	September 30, 2012	September 30, 2011	September 30, 2012

Profit for the period		4,571,575	2,923,994	14,056,658	1,542,931

Cash flow hedge gain/(loss) arising during the period	13	561,455	(7,163,234)	1,220,949	(17,129,518)

Total comprehensive income/(loss) for the period		5,133,030	(4,239,240)	15,277,607	(15,586,587)

Attributable to:
Owners of the Group		5,133,030	(4,239,240)	15,594,580	(15,586,587)
Non-controlling interest		—	—	(316,973)	—

		5,133,030	(4,239,240)	15,277,607	(15,586,587)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of changes in equity
For the nine months ended September 30, 2011 and 2012
(All amounts expressed in U.S. Dollars)

	Share capital	Contributed surplus	Cash flow hedging reserve	Equity-settled employee benefits reserve	Accumulated deficit	Attributable to owners of the Group	Non- controlling interest	Total

Balance at January 1, 2011	391,015	199,635,155	(5,395,407)	3,579,684	(26,477,414)	171,733,033	9,199,095	180,932,128

Capital contributions	—	58,903,075	—	—	—	58,903,075	9,751,000	68,654,075

Dividend declared	—	(8,500,000)	—	—	—	(8,500,000)	—	(8,500,000)

Acquisition of non-controlling interest	—	18,633,122	—	—	—	18,633,122	(18,633,122)	—

Expense recognized in respect of equity-settled employee benefits	—	—	—	3,199,782	—	3,199,782	—	3,199,782

Profit/(loss) for the period	—	—	—	—	14,373,631	14,373,631	(316,973)	14,056,658

Other comprehensive income for the period	—	—	1,220,949	—	—	1,220,949	—	1,220,949

Total comprehensive income/(loss) for the period	—	—	1,220,949	—	14,373,631	15,594,580	(316,973)	15,277,607

Balance at September 30, 2011	391,015	268,671,352	(4,174,458)	6,779,466	(12,103,783)	259,563,592	—	259,563,592

Balance at January 1, 2012	391,015	300,715,852	(5,826,940)	7,571,357	(12,437,763)	290,413,521	—	290,413,521

Capital contributions	—	18,662,935	—	—	—	18,662,935	—	18,662,935

Net proceeds from initial public offering (“IPO”) and private placement	237,617	309,540,157	—	—	—	309,777,774	—	309,777,774

Expense recognized in respect of equity-settled employee benefits	—	—	—	3,167,652	—	3,167,652	—	3,167,652

Profit for the period	—	—	—	—	1,542,931	1,542,931	—	1,542,931

Other comprehensive loss for the period	—	—	(17,129,518)	—	—	(17,129,518)	—	(17,129,518)

Total comprehensive (loss)/income for the period	—	—	(17,129,518)	—	1,542,931	(15,586,587)	—	(15,586,587)

Balance at September 30, 2012	628,632	628,918,944	(22,956,458)	10,739,009	(10,894,832)	606,435,295	—	606,435,295

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of cash flow
For the nine months ended September 30, 2011 and 2012
(All amounts expressed in U.S. Dollars)

	For the nine months ended
	September 30, 2011	September 30, 2012

Cash flows from operating activities:
Profit for the period	14,056,658	1,542,931
Adjustments for:
Depreciation of fixed assets	9,612,638	9,773,311
Share of profit of associate	(1,019,194)	(761,153)
Financial income	(41,170)	(925,124)
Financial costs	6,947,506	8,846,897
Unrealized foreign exchange losses on cash and cash equivalents and short-term investments	—	176,657
Loss on interest rate swaps, net	232,639	6,993,147
Gain on disposal of subsidiaries	(24,786)	—
Non-cash employee benefits	3,199,782	3,481,090

	32,964,073	29,127,756
Movements in working capital	(4,378,318)	(8,260,438)

Cash provided by operations	28,585,755	20,867,318
Interest paid	(6,439,928)	(8,466,013)

Net cash from operating activities	22,145,827	12,401,305

Cash flows from investing activities:
Dividends received from associate	1,086,787	950,000
Return of investment from associate	500,000	—
Payments for tangible fixed assets and vessels under construction	(68,536,992)	(89,933,799)
Increase in short-term investments	—	(211,347,592)
Cash transferred on deconsolidation	(56,426)	—
Financial income received	41,170	181,109

Net cash used in investing activities	(66,965,461)	(300,150,282)

Cash flows from financing activities:
Bank loan repayment	(22,947,202)	(20,554,071)
Payment of loan issuance costs	(840,000)	(13,827,574)
Payment of IPO costs	(42,239)	(3,515,267)
Proceeds from sale of common shares (net of underwriting discounts and commissions)	—	314,255,049
Dividend paid	(772,000)	—
Capital contributions	60,926,075	18,662,935

Net cash from financing activities	36,324,634	295,021,072

Effects of exchange rate changes on cash and cash equivalents	—	(628,385)

(Decrease)/increase in cash and cash equivalents	(8,495,000)	6,643,710
Cash and cash equivalents, beginning of the period	23,270,100	20,092,909

Cash and cash equivalents, end of the period	14,775,100	26,736,619

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Notes to the unaudited condensed consolidated financial statements
For the nine months ended September 30, 2011 and 2012
(All amounts expressed in U.S. Dollars)

1. Organization and Operations

          GasLog Ltd. was incorporated in Bermuda on July 16, 2003. GasLog Ltd. and its subsidiaries (the “Group”) are primarily engaged in the ownership, operation and management of vessels in the liquefied natural gas (“LNG”) market, providing maritime services for the transportation of LNG on a worldwide basis and LNG vessel management services. The Group conducts its operations through its vessel-owning subsidiaries and through its vessel management services subsidiary. The Group’s operations are carried out from offices in Piraeus, Greece and Monaco. The registered office of GasLog Ltd. is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. GasLog Ltd. is controlled by Blenheim Holdings Ltd., an entity registered in Bermuda. Blenheim Holdings Ltd. is controlled by Ceres Shipping Ltd., an entity also registered in Bermuda. The ultimate controlling party of the Group as of September 30, 2012 was Mr. Peter G. Livanos.

          The accompanying unaudited condensed consolidated financial statements include the financial statements of GasLog Ltd. and its subsidiaries. As of September 30, 2012 the Group’s structure was as follows:

	Place of incorporation	Percentage of equity interest held

Name		Direct	Indirect	Principal activities

GasLog Investments Ltd.	BVI	100%	—	Holding Company
GasLog Monaco S.A.M.	Monaco	—	100%	Holding Company
GasLog LNG Services Ltd. (1)	Bermuda	—	100%	Vessel Management Services
GasLog LNG Employee Incentive Scheme Ltd. (2)	Bermuda	—	100%	Holding Company
GasLog Carriers Ltd.	Bermuda	100%	—	Holding Company
GAS-one Ltd.	Bermuda	—	100%	Vessel-owning Company
GAS-two Ltd.	Bermuda	—	100%	Vessel-owning Company
GAS-three Ltd.	Bermuda	—	100%	Vessel-owning Company
GAS-four Ltd.	Bermuda	—	100%	Vessel-owning Company
GAS-five Ltd.	Bermuda	—	100%	Vessel-owning Company
GAS-six Ltd.	Bermuda	—	100%	Vessel-owning Company
GAS-seven Ltd.	Bermuda	—	100%	Vessel-owning Company
GAS-eight Ltd.	Bermuda	—	100%	Vessel-owning Company
GAS-nine Ltd.	Bermuda	—	100%	Vessel-owning Company
GAS-ten Ltd.	Bermuda	—	100%	Vessel-owning Company
GasLog Shipping Company Ltd.	Bermuda	—	100%	Holding Company
GasLog Shipping Limited	BVI	100%	—	Dormant
Egypt LNG Shipping Ltd.	Bermuda	—	25%	Vessel-owning Company

All entities in the Group have the same year ends.

(1)	Prior to September 30, 2011, the name of this entity was Ceres LNG Services Ltd.
(2)	Prior to September 30, 2011, the name of this entity was Ceres LNG Employee Incentive Scheme Ltd.

          In October 2010 and March 2011 the Group entered into agreements (the “Joint Venture Agreements”) with an entity jointly owned by the Livanos and Radziwill families (the “Joint Venture Partner”) for the purpose of construction, ownership and operation of the four LNG vessels that GAS-three Ltd., GAS-four Ltd, GAS-five Ltd. and GAS-six Ltd. contracted to construct. As a result of entering into these agreements the Group held a 51% ownership share in each vessel-owning company and the Joint Venture Partner held the balance.

          In June 2011 Ceres Shipping Ltd., the majority shareholder of GasLog Ltd., transferred its ownership of GasLog Ltd. shares to Blenheim Holdings Ltd. The Joint Venture Partner sold its 49% non-controlling interest in the issued shares of GAS-three Ltd., GAS-four Ltd., GAS-five Ltd. and GAS-six Ltd. to Ceres Shipping Ltd.. Ceres Shipping Ltd. contributed the 49% interest in the aforementioned four vessel-owning companies to Blenheim Holdings Ltd., which in turn contributed the 49% interest in these four vessel-owning companies to GasLog Ltd., which contributed the same to its wholly owned subsidiary GasLog Carriers Ltd. Contribution of these four vessel-owning companies by Ceres Shipping Ltd. was a non-cash transaction for the Group. Following the completion of this transaction, GAS-three Ltd., GAS-four Ltd., GAS-five Ltd. and GAS-six Ltd. are 100% owned by the Group.

          GasLog Ltd. filed a Form F-1 registration statement with the United States Securities and Exchange Commission (“SEC”) in January 2012 for the registration of shares to be offered in an IPO.

          On March 29, 2012, the Group entered into (i) an underwriting agreement with a group of underwriters to sell 23,500,000 shares of the Group’s common shares at a public offering price of $14.00 per share, for an aggregate public offering price of $329,000,000, (ii) subscription agreements with certain of the Group’s directors and officers for a concurrent private placement of 261,670 shares of the Group’s common shares at the public offering price of $14.00 per share.

GasLog Ltd. and its Subsidiaries

Notes to the unaudited condensed consolidated financial statements
For the nine months ended September 30, 2011 and 2012
(All amounts expressed in U.S. Dollars)

          The Group completed its IPO and concurrent private placement on April 4, 2012, at which time the Group issued 23,761,670 common shares. The net proceeds from the IPO and concurrent private placement, including the underwriting discount of $18,095,000 and offering costs of $4,790,714, was $309,777,774.

2. Basis of Presentation

          The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Certain information and footnote disclosures required by International Financial Reporting Standards (“IFRS”) for a complete set of annual financial statements have been omitted, and therefore, these unaudited condensed interim financial statements should be read in conjunction with the Group’s annual consolidated financial statements for the year ended December 31, 2011. On November 20, 2012, GasLog Ltd.’s Board of Directors authorized the unaudited condensed interim financial statements for issuance and filing.

          The unaudited condensed consolidated interim financial statements have been presented in U.S. dollars (“USD”), which is the functional currency of the Group.

          The financial statements are prepared on the historical cost basis, except for derivative financial instruments. The same accounting policies and methods of computation have been followed in these condensed interim financial statements as were applied in the preparation of the Group’s financial statements for the year ended December 31, 2011.

          Standards and amendments in issue not yet effective or adopted by the Group are set out in Note 2 to the financial statements for the year ended December 31, 2011.

3. Tangible Fixed Assets and Vessels under Construction

          The movements in tangible fixed assets and vessels under construction are reported in the following table:

	Vessel component	Dry-docking component	Office property and other tangible assets	Total tangible fixed assets	Total vessels under construction

Cost
At January 1, 2012	451,549,561	5,000,000	2,066,510	458,616,071	109,069,864
Additions	371,360	—	650,318	1,021,678	87,002,446

At September 30, 2012	451,920,921	5,000,000	2,716,828	459,637,749	196,072,310

Accumulated Depreciation
At January 1, 2012	17,501,847	1,506,735	705,460	19,714,042	—
Depreciation expense	8,695,904	748,634	328,773	9,773,311	—

At September 30, 2012	26,197,751	2,255,369	1,034,233	29,487,353	—

Net book value

At September 30, 2012	425,723,170	2,744,631	1,682,595	430,150,396	196,072,310

At December 31, 2011	434,047,714	3,493,265	1,361,050	438,902,029	109,069,864

          Vessels with a carrying amount of $428,467,801 as of September 30, 2012 (December 31, 2011: $437,540,979) have been pledged as collateral under the terms of the Group’s loan agreements.

Vessels under construction

         In 2010 and 2011, the Group entered into shipbuilding contracts with Samsung Heavy Industries Co. Ltd. for the construction of eight LNG Carriers (155,000 cubic meters each) which are scheduled to be delivered on various dates between 2013 and 2015.

          Vessels under construction represent scheduled advance payments to the shipyards as well as certain capitalized expenditures. As of September 30, 2012 the Group has paid to the shipyard $190,775,000 and expects to pay the remaining installments for the vessels under construction as they come due based on the terms of the shipbuilding contracts (Note 12).

GasLog Ltd. and its Subsidiaries

Notes to the unaudited condensed consolidated financial statements
For the nine months ended September 30, 2011 and 2012
(All amounts expressed in U.S. Dollars)

          The detail of cumulative vessels under construction costs as of December 31, 2011 and September 30, 2012 was as follows:

	December 31, 2011	September 30, 2012

Progress shipyard installment payments	105,525,000	190,775,000
Special bonus	3,800,000	3,800,000
Onsite supervision costs	694,119	2,777,155
Shipyard commissions	(949,255)	(1,795,950)
Pre-delivery capitalized costs	—	516,105

Total	109,069,864	196,072,310

4. Share Capital

          The Group’s authorized share capital consists of 500,000,000 shares with a par value $0.01 per share.

          As of December 31, 2011, the issued and outstanding share capital consisted of: (i) 35,700,000 common shares, par value $0.01 per share; (ii) 2,150,092 manager shares, par value $0.01 per share; (iii) 859,894 subsidiary manager shares, par value $0.01 per share; and (iv) 391,510 common A shares, par value $0.01 per share. In January 2012, 801,346 manager shares were converted to common shares (Note 11).

          On March 13, 2012, GasLog Ltd. effected a share subdivision pursuant to which each issued and outstanding share of par value $1.00 each was divided into 100 shares of par value $0.01 each. In addition, GasLog Ltd. also effected a 1.38-for-1 share dividend by way of an issuance of bonus shares. All share and per share amounts in the unaudited condensed consolidated financial statements have been retroactively adjusted to reflect this share subdivision and bonus issue.

          Following the conversion of outstanding manager shares, subsidiary manager shares and common A shares into common shares immediately prior to the completion of the IPO on April 4, 2012 and the issuance of 23,500,000 and 261,670 common shares in the IPO and concurrent private placement, the issued and outstanding share capital of the Group as of September 30, 2012, consists of 62,863,166 common shares, par value $0.01 per share.

5. Cash and Cash Equivalents

	December 31, 2011	September 30, 2012

Current account	18,990,637	3,757,849
Time deposits	—	22,966,260
Ship management client accounts	1,102,272	12,510

Total	20,092,909	26,736,619

          Cash and Cash Equivalents includes $3,338,394 maintained in a retention account as of September 30, 2012 (December 31, 2011: $3,365,345) in respect to the next installment and interest due for the loan facility of GAS-two Ltd.

6. Short-Term Investments

          Short-Term Investments comprises time deposits placed with financial institutions that have an original maturity of more than three months but less than a year.

7. Bank Loans

	December 31, 2011	September 30, 2012

Amounts due within one year	24,987,003	24,730,356
Less: unamortized deferred loan issuance costs	(710,190)	(731,017)

Loans – current portion	24,276,813	23,999,339

Amounts due after one year	258,127,330	237,829,906
Less: unamortized deferred loan issuance costs	(1,339,124)	(844,474)

Loans – non-current portion	256,788,206	236,985,432

Total	281,065,019	260,984,771

GasLog Ltd. and its Subsidiaries

Notes to the unaudited condensed consolidated financial statements
For the nine months ended September 30, 2011 and 2012
(All amounts expressed in U.S. Dollars)

          The main terms of the Company’s loan facilities have been disclosed in the annual financial statements for the year ended December 31, 2011. Refer to Note 12 “Bank Loans” and Note 26 “Subsequent Events”. During the nine months ended September 30, 2012, repayments related to the loan facilities of GAS-one Ltd. and GAS-two Ltd. of $20,554,071 (nine months ended September 30, 2011: $22,947,202) were made in accordance with repayment terms and there were no drawdowns.

8. Related Party Transactions

           The Group had the following balances with related parties which have been included in the unaudited condensed consolidated statements of financial position:

Dividends receivable and due from related parties

	December 31, 2011	September 30, 2012

Dividends receivable from associate	950,000	—

Other receivables	323,796	391,916

Total	1,273,796	391,916

          The other receivables due from related parties of $391,916 as of September 30, 2012 (December 31, 2011: $323,796) are due from various related entities for payments processed and paid to various vendors on their behalf by the Group, as well as management services performed by GasLog LNG Services Ltd.

Liabilities

	December 31, 2011	September 30, 2012

Ship management creditors	90,226	12,510

Amounts due to related parties	114,069	98,112

          Ship management creditors’ liability represents cash collected from Egypt LNG Shipping Ltd. to cover the obligations of its vessel under the Group’s management.

          Amounts due to related parties represent expenses paid by a related party on behalf of the Group and payable to other related parties for the lease of office space and other operating expenses.

GasLog Ltd. and its Subsidiaries

Notes to the unaudited condensed consolidated financial statements
For the nine months ended September 30, 2011 and 2012
(All amounts expressed in U.S. Dollars)

          The Group had the following transactions with related parties which have been included in the unaudited condensed consolidated statements of income for the three and nine months ended September 30, 2011 and 2012:

				Three months ended		Nine months ended
	Company	Details	Condensed statements of income account	September 30, 2011	September 30, 2012	September 30, 2011	September 30, 2012

(a)	Egypt LNG Shipping Ltd.	Vessel management	Revenues	180,998	262,498	532,373	628,753
(b)	Ceres Marine Partners	Consultancy	Revenues	15,000	—	45,000	—
(c)	Nea Dimitra Property	Office rent and utilities	General and administrative expenses	129,292	158,566	379,378	464,369
(c)	Nea Dimitra Property	Internet line	General and administrative expenses	4,855	—	14,980	6,950
(d)	Ceres Monaco S.A.M.	Office rent and utilities	General and administrative expenses	135,206	—	361,650	161,027
(e)	Seres S.A.	Catering	General and administrative expenses	24,422	31,471	101,978	100,492
(e)	Seres S.A.	Consultancy services	General and administrative expenses	22,643	19,421	67,373	61,342
(f)	C Transport Maritime S.A.M.	Claims and Insurance fee	General and administrative expenses	—	18,233	—	46,233
(g)	Ceres Shipping Ltd.	Employees Incentive Scheme	General and administrative expenses	—	—	238,000	—
(h)	Seaflight Aviation Limited	Travel expenses	General and administrative expenses	—	—	—	29,545
(h)	Chartwell Management Inc.	Travel expenses	General and administrative expenses	—	234,924	—	411,541

(a) One of the Group’s subsidiaries, GasLog LNG Services Ltd. provides vessel management services to Egypt LNG Shipping Ltd., the LNG vessel owning company, in which another subsidiary, GasLog Shipping Company Ltd., holds a 25% ownership interest.

(b) The Group received consulting fees from Ceres Marine Partners Ltd., a company under common control with the Group, in respect of services provided to Ceres Marine Partners by members of GasLog Ltd.’s management team. This agreement was terminated in September 30, 2011.

(c) Through the subsidiary GasLog LNG Services Ltd., the Group leases office space in Piraeus, Greece, from an entity controlled by Ceres Shipping Ltd., Nea Dimitra Ktimatiki Kai Emporiki S.A. The lease agreement is filed with the Greek authorities. In addition, until March 2012, the Group reimbursed Nea Dimitra for part of the costs of the building’s internet line. Since April 2012, the internet line has been provided by a third party.

(d) Through the subsidiary GasLog Monaco S.A.M., the Group made payments to Ceres Monaco S.A.M., an affiliate of Ceres Shipping Ltd., for its office space in Monaco. Ceres Monaco S.A.M. leased operating space pursuant to a service agreement with a third-party property owner, and the Group occupied a portion of the leased space. The Group paid Ceres Monaco S.A.M. Euro 36,850 per month for the office space (Euro 27,000 until September 30, 2011 and Euro 31,850 until December 31, 2011), which reflects a pro rata portion of the fees payable to the third-party property owner determined based on the amount of occupied space. In connection with the office space arrangements, the subsidiary GasLog Monaco S.A.M. has entered into a service level agreement with Ceres Monaco S.A.M. The service level agreement was terminated in April 2012 when GasLog Monaco S.A.M. signed a rent agreement directly with the third party property owner.

(e) GasLog LNG Services Ltd. has also entered into an agreement with Seres S.A., an entity controlled by the Livanos family, for the latter to provide catering services to the staff based in the Piraeus office. Amounts paid pursuant to the agreement are generally less than Euro 10 per person per day, but are slightly higher on special occasions. In addition, GasLog LNG Services Ltd. has entered into an agreement with Seres S.A. for the latter to provide human resources, telephone and documentation services for the staff based in Piraeus. Amounts paid pursuant to the agreement are less than Euro 100,000 per year.

(f) In 2010 and 2011, the Group through one of its subsidiaries, GasLog LNG Services Ltd., procured insurance for the vessels through C Transport Maritime SAM, an affiliate of Ceres Shipping Ltd., which has a dedicated insurance function. From July 1, 2011, this relationship is covered by a service agreement under which GasLog LNG Service Ltd. pays C Transport Maritime SAM $10,000 per owned vessel per annum and $3,000 per managed vessel per annum.

(g) In May 2009, Ceres Shipping Ltd. provided a promissory letter to GasLog LNG Services Ltd., relating to the funding of an employee incentive program established for key employees of GasLog LNG Services Ltd. Pursuant to the promissory letter, Ceres Shipping Ltd. undertakes the responsibility to contribute to GasLog LNG Services Ltd. an amount equal to 2.8% of all dividends declared by GasLog Ltd. These contributions from Ceres Shipping Ltd. are in turn distributable to key employees of GasLog LNG Services Ltd. through its wholly owned subsidiary, GasLog LNG Services Employee Incentive Scheme Ltd. This promissory letter was effective until August 31, 2012. The contribution by Ceres Shipping Ltd. for the period ended September 30, 2011 was $238,000 and has been recorded as a non-cash capital contribution by Owners of the Group and a charge to General and administrative expense.

(h) Seaflight Aviation Limited and Chartwell Management Inc. are entities controlled by the Livanos family, which provide travel services to GasLog Ltd.’s directors and officers.

GasLog Ltd. and its Subsidiaries

Notes to the unaudited condensed consolidated financial statements
For the nine months ended September 30, 2011 and 2012
(All amounts expressed in U.S. Dollars)

Pursuant to a commission agreement with Samsung Heavy Industries Co. Ltd. shipyard, commissions due from the shipyard in relation to the newbuilding orders will be paid by Samsung Heavy Industries Co. Ltd. shipyard to DryLog Investments Ltd., an affiliate of Ceres Shipping Ltd. Upon receipt of the commissions, DryLog Investments Ltd. will forward the payments to the vessel-owning subsidiaries, after deducting handling fees for each payment.

9. General and Administrative Expenses

          An analysis of general and administrative expenses is as follows:

	Three months ended		Nine months ended

	September 30, 2011	September 30, 2012	September 30, 2011	September 30, 2012

Employee costs and directors’ fees	1,022,410	2,167,189	4,935,974	7,174,711
Expense recognized in respect of equity-settled employee benefits	1,409,940	—	3,199,782	3,167,652
Rent and utilities	286,538	241,785	799,887	879,378
Travel and accommodation	61,572	397,388	148,756	944,823
Legal and professional fees	392,213	429,316	633,427	1,217,355
Other (income)/expenses including foreign exchange losses/(gains)	(198,125)	(297,642)	11,191	1,047,962

Total	2,974,548	2,938,036	9,729,017	14,431,881

10. Other Payables and Accruals

          An analysis of other payables and accruals is as follows:

	December 31, 2011	September 30, 2012

Social contributions	726,571	518,986
Unearned revenue	4,731,043	—
Accrued legal and professional fees	1,253,025	199,059
Accrued board of directors’ fees	572,500	216,250
Accrued employee costs	1,004,390	2,586,847
Other accruals	1,231,605	1,003,281
Accrued financing cost	7,629,920	1,431,144
Accrued interest	1,391,969	1,231,258

Total	18,541,023	7,186,825

11. Share-Based Payments

          In January 2012 the former chief executive officer of GasLog Ltd., Jeppe Jensen, resigned from his executive position and his position on the board of directors. In connection with his resignation, GasLog Ltd. entered into a separation agreement with Mr. Jensen pursuant to which the 801,346 manager shares held by Mr. Jensen were immediately converted to common shares and were purchased by Blenheim Holdings Ltd.. As a result of the accelerated vesting, the Group recognized $632,491 of additional compensation expense in the first quarter of 2012.

          Immediately prior to the completion of the IPO on April 4, 2012, all outstanding manager shares and subsidiary manager shares vested immediately and were converted into common shares, resulting in the accelerated recognition of $1,162,165 of compensation expense, which was charged to earnings in the second quarter of 2012.

          The total expense recognized in respect of equity-settled employee benefits for the three and nine months ended September 30, 2012 is $0 and $3,167,652, respectively (three and nine months ended September 30, 2011: $1,409,940 and $3,199,782, respectively).

GasLog Ltd. and its Subsidiaries

Notes to the unaudited condensed consolidated financial statements
For the nine months ended September 30, 2011 and 2012
(All amounts expressed in U.S. Dollars)

12. Commitments and Contingencies

(a) At September 30, 2012 the Group had the following commitments relating to buildings under operating leases:

Operating leases	September 30, 2012

Not later than one year	600,663
Later than one year and not later than three years	1,081,899
Later than three years and not later than five years	113,365

Total	1,795,927

(b) Commitments relating to the vessels under construction (Note 3) at September 30, 2012 payable to Samsung Heavy Industries Co. Ltd. were as follows:

Vessels under construction	September 30, 2012

Not later than one year	671,912,500
Later than one year and not later than three years	683,812,500

Total	1,355,725,000

(c) Future gross minimum charter hire receivable under non-cancellable time charter agreements for vessels in operation as of September 30, 2012 are as follows:

Charter revenues	September 30, 2012

Not later than one year	55,983,616
Later than one year and not later than three years	113,124,490
Later than three years and not later than five years	28,752,015

Total	197,860,121

          Future gross minimum charter hire disclosed in the above table excludes the charter hire of the vessels that are under construction (Note 3), since estimated delivery dates are not confirmed. In addition, the above table assumes that newbuilding vessels are delivered as scheduled, and drydocking days and vessel off-hire days that could occur but are not currently known are not taken into consideration.

          Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Group’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Notes to the unaudited condensed consolidated financial statements
For the nine months ended September 30, 2011 and 2012
(All amounts expressed in U.S. Dollars)

13. Derivative Financial Instruments

Interest rate swap agreements

The fair value of the interest rate swaps derivative liability is as follows:

	December 31, 2011	September 30, 2012

Derivatives designated and effective as hedging instruments carried at fair value

Interest rate swaps	8,552,314	27,855,001

Financial liabilities carried at fair value through profit or loss (FVTPL)

Interest rate swaps	—	4,819,978

Total	8,552,314	32,674,979

Interest rate swaps, current liability	3,451,080	5,900,068
Interest rate swaps, non – current liability	5,101,234	26,774,911

Total	8,552,314	32,674,979

          Under these swap transactions, the bank counterparty effects quarterly floating-rate payments to the Group for the notional amount based on the three-month U.S. dollar LIBOR, and the Group effects quarterly payments to the bank on the notional amount at the respective fixed rates.

Interest rate swaps designated as cash flow hedging instruments

The principal terms of the interest rate swaps designated as cash flow hedging instruments were as follows:

						Notional Amount

Subsidiary	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2011	September 30, 2012

GAS-one Ltd.	Danish Ship Finance	Sept 2008	Sept 2008	August 2013	3.84%	72,968,326	69,050,165

GAS-one Ltd.	Danish Ship Finance	Oct 2011	Nov 2011	May 2020	2.10%	84,187,193	79,666,616

GAS-three Ltd.	DNB bank ASA	April 2012	Jan 2013	Jan 2018	1.45%	—	96,250,000
GAS-four Ltd.	DNB bank ASA	April 2012	Mar 2013	Mar 2018	1.50%	—	96,250,000
GAS-five Ltd.	Nordea Bank Finland	Nov 2011	May 2013	May 2018	2.04%	60,000,000	60,000,000

GAS-five Ltd.	Nordea Bank Finland	Nov 2011	May 2013	May 2018	1.96%	75,000,000	75,000,000

GAS-six Ltd.	ABN-AMRO Bank	May 2012	July 2013	July 2019	1.72%	—	63,500,000
GAS-six Ltd.	Nordea Bank Finland	Nov 2011	July 2013	July 2018	2.04%	75,000,000	75,000,000

GAS-seven Ltd.	Credit Suisse AG	Mar 2012	Nov 2013	Nov 2020	2.23%	—	108,000,000

						367,155,519	722,716,781

          The fixed interest agreements converted the floating interest rate exposure into a fixed interest rate in order to hedge the Group’s exposure to fluctuations in prevailing market interest rates. The derivative instruments listed above qualified as cash flow hedging instruments as of September 30, 2012.

          For the four new swap agreements entered into by the Group during the nine months ended September 30, 2012, there was a loss of $2,060,253 recognized at their inception in the consolidated statement of income under Loss on Interest Rate Swaps, Net, as there was evidence that the respective transaction prices exceeded the valuation based on observable market data.

          For the nine months ended September 30, 2012, the effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments, amounting to a loss of $17,129,518, was recognized in Other Comprehensive Income. A loss of $112,916 relating to the ineffective portion of changes in the fair value of such derivatives was recognized against earnings during the nine months ended September 30, 2012 and is included in Loss on Interest Rate Swaps, Net (September 30, 2011: $232,639).

GasLog Ltd. and its Subsidiaries

Notes to the unaudited condensed consolidated financial statements
For the nine months ended September 30, 2011 and 2012
(All amounts expressed in U.S. Dollars)

Interest rate swaps held for trading

The principal terms of the interest rate swaps held for trading were as follows:

						Notional Amount

Subsidiary	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2011	September 30, 2012

GAS-eight Ltd.	SEB (1)	Feb 2012	Mar 2014	Mar 2021	2.26%	—	43,500,000
GAS-eight Ltd.	ING Bank N.V.	Feb 2012	Mar 2014	Mar 2021	2.26%	—	43,500,000
GAS-eight Ltd.	SEB (1)	May 2012	Mar 2014	Mar 2021	2.05%	—	14,000,000
GAS-eight Ltd.	ING Bank N.V.	May 2012	Mar 2014	Mar 2021	2.05%	—	14,000,000
GAS-eight Ltd.	DNB Bank ASA	May 2012	Mar 2014	Mar 2021	2.05%	—	14,000,000
GAS-eight Ltd.	CBA (2)	May 2012	Mar 2014	Mar 2021	2.06%	—	14,000,000

						—	143,000,000

(1) Skandinavinska Enskilda Banken AB (publ)
(2) Commonwealth Bank of Australia

          The derivative instruments listed above were not designated as cash flow hedging instruments. The change in the fair value of these contracts as of September 30, 2012 amounted to a net loss of $4,819,978 for the nine months ended September 30, 2012, which was recognized against earnings in the period incurred and is included in Loss on Interest Rate Swaps, Net.

          The fair value of the interest rate swaps at the end of reporting period was determined by discounting the future cash flows using the interest rate yield curves at the end of reporting period and the credit risk inherent in the contract. The interest rate swaps were grouped into Level 2, according to the definitions of Levels provided by IFRS 7, Financial Instruments Disclosure. There were no financial instruments in Levels 1 and 3 and no transfers between Levels 1, 2 or 3 during the periods presented.

14. Segment Reporting

          The Group’s segments are: (1) vessel ownership and (2) vessel management.

          Unallocated items primarily comprise assets and expenses relating to the Group’s administrative functions including compensation paid to senior management and directors and other costs, as well as financial investment activities.

          The following tables include revenues and results for these segments as of and for the periods presented in these unaudited condensed consolidated financial statements:

	Three months ended September 30, 2012

	Vessel ownership	Vessel management	Unallocated	Eliminations	Total

Statement of income
Revenues from external customers (1)	14,147,299	2,787,705	—	—	16,935,004
Inter-segment revenues	—	1,197,429	—	(1,197,429)	—
Vessel operating and supervision costs	(2,880,195)	(1,720,158)	—	971,054	(3,629,299)
Depreciation of fixed assets	(3,172,789)	(80,528)	(35,163)	—	(3,288,480)
General and administrative expenses	269,327	(1,494,539)	(1,712,824)	—	(2,938,036)

Profit/(loss) from operations	8,363,642	689,909	(1,747,987)	(226,375)	7,079,189

Financial costs	(2,874,330)	(13,889)	(4,598)	—	(2,892,817)
Financial income	56,241	—	425,024	—	481,265
Loss on interest rate swaps, net	(1,746,781)	—	—	—	(1,746,781)
Share of profit of associate	3,138	—	—	—	3,138

Profit/(loss) for the period	3,801,910	676,020	(1,327,561)	(226,375)	2,923,994

GasLog Ltd. and its Subsidiaries

Notes to the unaudited condensed consolidated financial statements
For the nine months ended September 30, 2011 and 2012
(All amounts expressed in U.S. Dollars)

	Three months ended September 30, 2011

	Vessel ownership	Vessel management	Unallocated	Eliminations	Total

Statement of income
Revenues from external customers (1)	14,077,967	1,840,385	—	—	15,918,352
Inter-segment revenues	—	378,121	—	(378,121)	—
Vessel operating and supervision costs	(2,542,672)	(1,048,382)	—	521,432	(3,069,622)
Depreciation of fixed assets	(3,153,104)	(36,994)	(16,760)	—	(3,206,858)
General and administrative expenses	(167,158)	(1,085,975)	(1,721,415)	—	(2,974,548)

Profit/(loss) from operations	8,215,033	47,155	(1,738,175)	143,311	6,667,324

Financial costs	(2,249,640)	(9,774)	(2,592)	—	(2,262,006)
Financial income	8,016	4,249	—	—	12,265
Loss on interest rate swaps, net	(232,639)	—	—	—	(232,639)
Share of profit of associate	361,845	—	—	—	361,845
Gain on disposal of subsidiaries	—	—	24,786	—	24,786

Profit/(loss) for the period	6,102,615	41,630	(1,715,981)	143,311	4,571,575

	Nine months ended September 30, 2012

	Vessel ownership	Vessel management	Unallocated	Eliminations	Total

Statement of income
Revenues from external customers (1)	42,133,385	8,111,021	—	—	50,244,406
Inter-segment revenues	—	3,319,356	—	(3,319,356)	—
Vessel operating and supervision costs	(7,718,462)	(5,398,488)	—	2,774,434	(10,342,516)
Depreciation of fixed assets	(9,444,538)	(231,969)	(96,804)	—	(9,773,311)
General and administrative expenses	(165,076)	(5,644,074)	(8,622,731)	—	(14,431,881)

Profit/(loss) from operations	24,805,309	155,846	(8,719,535)	(544,922)	15,696,698

Financial costs	(8,793,379)	(40,502)	(13,016)	—	(8,846,897)
Financial income	118,814	6	806,304	—	925,124
Loss on interest rate swaps, net	(6,993,147)	—	—	—	(6,993,147)
Share of profit of associate	761,153	—	—	—	761,153

Profit/(loss) for the period	9,898,750	115,350	(7,926,247)	(544,922)	1,542,931

Segment assets as of September 30, 2012
Total assets	691,833,470	8,997,886	254,532,686	(44,442,789)	910,921,253

GasLog Ltd. and its Subsidiaries

Notes to the unaudited condensed consolidated financial statements
For the nine months ended September 30, 2011 and 2012
(All amounts expressed in U.S. Dollars)

	Nine months ended September 30, 2011

	Vessel ownership	Vessel management	Unallocated	Eliminations	Total

Statement of income
Revenues from external customers (1)	41,607,866	7,067,019	—	—	48,674,885
Inter-segment revenues	—	1,665,320	—	(1,665,320)	—
Vessel operating and supervision costs	(7,267,225)	(2,918,284)	—	1,003,932	(9,181,577)
Depreciation of fixed assets	(9,459,314)	(107,140)	(46,184)	—	(9,612,638)
General and administrative expenses	(1,038,495)	(4,413,177)	(5,082,044)	804,699	(9,729,017)

Profit/(loss) from operations	23,842,832	1,293,738	(5,128,228)	143,311	20,151,653

Financial costs	(6,913,638)	(27,663)	(6,205)	—	(6,947,506)
Financial income	33,073	8,097	—	—	41,170
Loss on interest rate swaps	(232,639)	—	—		(232,639)
Share of profit of associate	1,019,194	—	—	—	1,019,194
Gain on disposal of subsidiaries	—	—	24,786	—	24,786

Profit/(loss) for the period	17,748,822	1,274,172	(5,109,647)	143,311	14,056,658

(1) During the three and nine months ended September 30, 2011 and September 30, 2012, the vessel ownership segment had two vessels that were time chartered out and earned revenue from external customers.

15. Earnings per share

          Basic earnings per share was calculated by dividing the net profit for the period attributable to the owners of the common shares by the weighted average number of common shares issued and outstanding during the period. Manager shares and subsidiary manager shares contained the right to receive non-forfeitable dividends (whether paid or unpaid) and participated equally with common shares in undistributed earnings and therefore were participating securities and, thus, are included in the two-class method of computing basic earnings per share.

          Diluted earnings per share is calculated by dividing the profit for the period attributable to the owners of the Group by the weighted average number of all potential ordinary shares assumed to have been converted into common shares. As the Group’s capital structure only includes common shares and, prior to the IPO, included manager shares and subsidiary manager shares which were participating securities (i.e., there are no other potential common shares), diluted earnings per share under the two-class method for the three and nine months ended September 30, 2011 and 2012 was the same as basic earnings per share for the respective period.

GasLog Ltd. and its Subsidiaries

Notes to the unaudited condensed consolidated financial statements
For the nine months ended September 30, 2011 and 2012
(All amounts expressed in U.S. Dollars)

          The following reflects the earnings and share data used in the basic and diluted earnings per share computations:

	Three months ended

	September 30, 2011	September 30, 2012

Basic earnings per share
Profit for the period attributable to owners of the Group	4,571,575	2,923,994
Less: Earnings allocated to manager shares and subsidiary manager shares	379,777	—

Earnings attributable to the owners of common shares used in the calculation of basic earnings per share	4,191,798	2,923,994

Weighted average number of shares outstanding, basic	35,853,200	62,863,166

Basic earnings per share	0.12	0.05

Diluted earnings per share

Profit for the period attributable to owners of the Group used in the calculation of diluted earnings per share	4,571,575	2,923,994

Weighted average number of shares outstanding, basic	35,853,200	62,863,166
Potential ordinary shares relating to manager shares and subsidiary manager shares outstanding (Note 11)	3,248,296	—
Weighted average number of shares used in the calculation of diluted earnings per share	39,101,496	62,863,166

Diluted earnings per share	0.12	0.05

	Nine months ended

	September 30, 2011	September 30, 2012

Basic earnings per share
Profit for the period attributable to owners of the Group	14,373,631	1,542,931
Less: Earnings allocated to manager shares and subsidiary manager shares	1,242,669	22,704

Earnings attributable to the owners of common shares (including common A shares) used in the calculation of basic earnings per share	13,130,962	1,520,227

Weighted average number of shares outstanding, basic	35,751,628	53,820,841

Basic earnings per share	0.37	0.03

Diluted earnings per share

Profit for the period attributable to owners of the Group used in the calculation of diluted earnings per share	14,373,631	1,542,931

Weighted average number of shares outstanding, basic	35,751,628	53,820,841
Potential ordinary shares relating to manager shares and subsidiary manager shares outstanding (Note 11)	3,349,868	803,789
Weighted average number of shares used in the calculation of diluted earnings per share	39,101,496	54,624,630

Diluted earnings per share	0.37	0.03

GasLog Ltd. and its Subsidiaries

Notes to the unaudited condensed consolidated financial statements
For the nine months ended September 30, 2011 and 2012
(All amounts expressed in U.S. Dollars)

16. Subsequent Events

          On November 20, 2012, the Board of Directors declared a quarterly cash dividend of $0.11 per common share payable on December 17, 2012 to stockholders of record as of December 3, 2012. The declaration and payment of any further dividends remains subject to the discretion of the Board and will depend on, among other things, GasLog’s earnings, financial condition, cash requirements and availability, restrictions in credit facilities and the provisions of Bermuda law and such other factors as the Board may deem advisable.

          In November 2012, the Group paid $19,350,000 to Samsung Heavy Industries Co. Ltd for the vessels under construction to be owned by Gas-six Ltd. and Gas-eight Ltd.